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SEC Mail Processing Section
FEB 26 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Baltic Place Suite 2
(No. and Street)

Croton-on-Hudson	New York	10520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto and Company
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood	New Jersey	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KATHLEEN ONORATO
Commission # 2412758
Notary Public, State of New Jersey
My Commission Expires
September 26, 2016

Signature

President, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Heritage Capital Management, Inc.

Financial Statements

December 31, 2015

Hudson Heritage Capital Management, Inc.
Index to the Financial Statements
For the year ended December 31, 2015



BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

We have audited the accompanying statement of financial condition of Hudson Heritage Capital Management, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 24, 2016


BECHER
DELLA TORRE
GITTO & COMPANY

Hudson Heritage Capital Management, Inc.
Statement of Financial Condition
As of December 31, 2015

Assets

Current assets		
Cash	$	271,870
Accrued fees receivable, no allowance		23,500
Prepaid expenses and other current assets		10,901
Total current assets		306,271
Total assets	$	306,271

Liabilities and Stockholders' Equity

Liabilities		
Accrued broker commissions	$	41,979
Other current liabilities		38,788
Total liabilities		80,767
Stockholders' equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		2,000
Additional paid in capital		20,000
Retained earnings		203,504
Total stockholders' equity		225,504
Total liabilities and stockholders' equity	$	306,271

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Income
For the year ended December 31, 2015

Revenues		
Fees	$	672,670
Commissions revenue		80,688
Interest income		18
Total revenues		753,376
Expenses		
Commissions expense		224,556
Compensation and benefits		228,821
Occupancy		65,060
Insurance		20,176
Professional fees		25,090
Auto expenses		26,998
Computer expenses		14,635
Licenses and registration fees		9,136
Other operating expenses		38,206
Total expenses		652,678
Net income before income taxes		100,698
Income taxes		2,294
Net income	$	98,404
Basic earnings per share	$	492.02

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2015

	Common Stock				Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity
	Shares		Amount						
Balance, January 1, 2015	200	$	2,000	$	20,000	$	165,100	$	187,100
Net income	-		-		-		98,404		98,404
Distributions	-		-		-		(60,000)		(60,000)
Balance, December 31, 2015	200	$	2,000	$	20,000	$	203,504	$	225,504

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc
Statement of Cash Flows
For the year ended December 31, 2015

Cash flows from operating activities	
Net income	$ 98,404
Adjustments to reconcile net income to net cash provided by operating activities	
Accrued fees receivable	476
Prepaid expenses and other current assets	(1,219)
Accrued broker commissions and other current liabilities	9,844
Total adjustments	9,101
Net cash provided by operating activities	107,505
Cash flows from investing activities	-
Cash flows from financing activities	
Distributions paid	(60,000)
Net cash used by financing activities	(60,000)
Net increase in cash	47,505
Cash - beginning of period	224,365
Cash - end of period	$ 271,870

Supplemental disclosures of cash flow information

Cash paid during the period for	
Interest	$ -
Income taxes	2,547

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Notes to the Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Hudson Heritage Capital Management, Inc. (the "Company") is a broker-dealer incorporated October 1, 1997 in New York. The Company's primary source of revenue is derived from commissions earned from the sale of mutual funds, municipal securities for Section 529 plans, variable life insurance or annuities and investment advisory services. The Company operates as a Financial Industry Regulatory Authority (FINRA) member firm and is a registered investment advisory firm. The Company and its owners are licensed with the FINRA. As of December 31, 2015, all registration fees and required filings have been made to the FINRA and the related state securities authorities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Expenses are recognized when incurred, rather than when cash is disbursed, and revenue is recognized when earned, rather than when cash is received.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accrued fees receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accrued fees receivable at December 31, 2015 and has determined that no allowance for doubtful accounts is required as the accrued fees receivable balance at December 31, 2015 has been collected in full subsequent to December 31, 2015.

Note 2 – Summary of Significant Accounting Policies (continued)

Commissions

Commissions are recorded as securities transactions occur and are credited by account.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Note 3 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Note 3 – Fair Value (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial instruments consist mainly of cash, accounts payable and accrued expenses. The carrying amounts in these financial statements approximate fair value due to their short-term nature.

Note 4 – Income Taxes

The Company, with the consent of its shareholders, has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes. The Company also does business in New Jersey, where S Corporation status has not been elected. The Company records a provision for income taxes for its New Jersey income tax and New York franchise tax. The provision for income taxes for the year ended December 31, 2015 consists of $2,294 in current state income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is currently not under any examination by federal or state tax authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2012.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $191,103, which was $186,103 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2015 was 0.42 to 1.

Note 6 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 7 – Commitments and Contingencies

Operating Leases

The Company rents office space under non-cancelable operating lease agreements expiring through 2018. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of real estate taxes and other costs under certain leases.

Minimum annual future rental payments under the operating leases, excluding certain operating costs, follows:

Year ending December 31,	
2016	64,734
2017	50,580
2018	42,150
Total	$157,464

Minimum payments have not been reduced by minimum sublease rentals of $17,275 due in the future under non-cancelable subleases.

The following shows the composition of total rental expense for the year ended December 31, 2015:

Minimum rentals	78,965
Less: Sublease rentals	(22,280)
	$56,685

Note 8 – Basic Earnings Per Share

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Note 9- Subsequent Events

The Company has evaluated subsequent events through February 24, 2016, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

Hudson Heritage Capital Management, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2015

Net Capital	
Total stockholders' equity	$ 225,504
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	225,504
Deductions and/or charges:	
Nonallowable assets:	(34,401)
Net capital before haircuts on securities positions (tentative net capital)	191,103
Haircuts on securities	-
Net capital	$ 191,103
Aggregate indebtedness:	
Accrued broker commissions and other current liabilities	$ 80,767
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness	$ 5,384
Minimum net capital required:	$ 5,000
Excess net capital	$ 186,103
Ratio: Aggregate indebtedness to net capital	0.42 to 1

Reconciliation with Company's Computation
(Included in part II of Form X-17A-5 as of December 31, 2015)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 207,903
Audit adjustments to record additional compensation	(6,777)
Other audit adjustments, net	(10,023)
Net capital per above	$ 191,103

HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2015

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE III

HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2015

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

See Report of Independent Registered Public Accounting Firm.

Schedule IV

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. § 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, Hudson Heritage Capital Management, Inc. (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(1) – Limited business (mutual funds and/or variable annuities only) - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

Hudson Heritage Capital Management, Inc.

I, Dominick Scianandre, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.

By: 

Title: President

Date: February 24, 2016


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

We have reviewed management's statements, included in the accompanying Supplemental Schedule IV, Exemption Report, in which (1) Hudson Heritage Capital Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 24, 2016


BECHER
DELLA TORRE
GITTO & COMPANY


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.
20 Baltic Place, Suite 2
Croton-on-Hudson, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Hudson Heritage Capital Management, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, NJ
February 24, 2016


BECHER
DELLA TORRE
GITTO & COMPANY

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14********1496**********************MIXED AADC 220
050648 FINRA DEC
HUDSON HERITAGE CAPITAL MGNT INC
20 BALTIC PL STE 2
CROTON ON HUDSON NY 10520-1644

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre 914-271-8102

2. A. General Assessment (item 2e from page 2) $ 1,883

B. Less payment made with SIPC-6 filed (exclude interest) (957)

7-20-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 926

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 926

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 926

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hudson Heritage Capital Management, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of February , 2016 .

President, CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) — $ 753,376

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 753,376

2e. General Assessment @ .0025 — $ 1,883

(to page 1, line 2.A.)